MANHATTAN MINERALS CORP.
NEWS RELEASE

April 30, 2004	Toronto Stock Exchange
Trading Symbol: MAN

2003 FINANCIAL RESULTS AND BOARD APPOINTMENT
(All amounts are in US dollars except where otherwise noted)

Manhattan Minerals Corp. recorded a loss in 2003 of $60,789,000 ($1.14 per share) compared to a loss of $1,387,000 ($0.03 per share) in 2002. The loss in 2003 is primarily attributable to a write-down of the Company's Tambogrande project of $59,294,000, as a result of Centromin Peru's decision on December 10, 2003 that the Company had not met the requirements of the qualifying conditions of the Tambogrande Option Agreement, and that the Agreement was therefore terminated. The Company notified Centromin Peru that it disputed the decision and would commence arbitration proceeding. The Company has nominated its arbitrator, and Centromin has since also nominated its arbitrator in the proceedings.

The Company recorded general and administrative expenses of $1,040,000 in 2003 compared to $1,357,000 in 2002, representing a decrease of $317,000 in 2003. The decrease was a result of continued cost cutting measures at the Company's Canadian head office and Peruvian field office.

During 2003, the Company spent $2,139,000 on exploration and development expenses, primarily at Tambogrande, compared to $3,454,000 in 2002. In 2002, these expenses included costs for the preparation and finalization of a draft feasibility study and an environmental impact assessment, while in 2003 these expenses included costs for social and environmental workshops and programs.

At December 31, 2003, the Company had working capital of $157,000 compared to a working capital deficit of $1,035,000 at December 31, 2002. Working capital included cash and cash equivalents of $1,083,000 at December 31, 2003 compared to $71,000 a year earlier. In 2003, the Company raised $2,793,000 (net of issue costs) in a private placement of 6,130,814 units, each unit comprising of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of Cdn.$0.75 until May 16, 2004 and at a price of Cdn.$0.85 until May 16, 2005. In 2003, the Company raised a further $1,163,000 from the exercise of warrants and $152,000 from the exercise of stock options.

The Board of Directors of Manhattan is pleased to announce the election of Mr. Bryan Morris to the Company's Board. Mr. Morris spent 26 years as a senior executive at Teck Cominco, most recently as V.P. Business Development. Prior to this position, Mr. Morris was V.P. Finance of Cominco Resources International. Mr. Craig Robertsa has stepped down from the Board of Directors to meet other business interests. The Board would like to sincerely thank Mr. Roberts for his significant contributions over the last three years.

For further information please contact:

Lawrence Glaser
Executive Chairman
Tel: (604) 669-3397
www.manhattan-min.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release